MANAGEMENT DISCUSSION AND ANALYSIS

For the year ended December 31, 2007

Norsat International Inc. | SYMBOL: NII (TSX)

110- 4020 Viking Way | Richmond | British Columbia | Canada | V6V 2N2.

tel : 604-821-2800 | fax: 604-821-2801 | www.norsat.com

Norsat International Inc.                      Management Discussion & Analysis

1.0

Introduction

The following management discussion and analysis of Norsat International Inc. (“Norsat” or “the Company”) as of Mar 18, 2008 should be read in conjunction with the audited consolidated financial statements for the years ended December 31, 2007, 2006 and 2005, and related notes included therein, which has been prepared in accordance with Canadian generally accepted accounting principles (Canadian GAAP).  The differences between United States and Canadian generally accepted accounting principles as they affect the financial statements of the Company are described in Note 23 to the Company’s audited consolidated financial statements.

All amounts following are expressed in Canadian Dollars unless otherwise indicated. Additional information relating to the Company, including the Company’s annual report and 20F for the year ended December 31, 2007, may be found on the Company’s web page at www.norsat.com and at www.sedar.com.

Forward Looking Statements

Statements in this report relating to matters that are not historical fact are forward-looking statements based on current expectations, forecasts and assumptions that involve risks and uncertainties that could cause actual outcomes and results to differ materially. Factors that could cause or contribute to such differences include, but are not limited to, general economic conditions, changes in technology, reliance on third party manufacturing, managing rapid growth, global sales risks, limited intellectual property protection and other risks and uncertainties described in Norsat’s public filings with securities regulatory authorities.

2.0

Business Overview

2.1 OVERVIEW OF THE BUSINESS

Norsat International Inc. designs, develops and markets satellite ground equipment, which enables high speed transmission of data, audio and video over commercial and military satellites.  The Company’s equipment is located on earth and thus falls under the broad category of “satellite ground equipment.”  Norsat concentrates on ground equipment that is central to the transmission and reception of content for commercial and military applications, as opposed to consumer applications such as direct-to-home broadcasting.

Norsat’s business operates through two business segments – Microwave Products and Satellite Systems.

The Microwave Products segment designs, develops and markets receivers, transmitters and power amplifiers. The Satellite Systems segment designs, develops and markets portable satellite systems, related accessories and services. These Microwave Products and Satellite Systems are designed to interoperate with geostationary satellites orbiting the earth.  The products permit users to establish a broadband communications link (up to 9 Mbps) between any two points on earth. This broadband communications link is capable of transporting a broad range of content including voice, data and moving video.

Norsat’s common shares trade on The Toronto Stock Exchange under the symbol NII and on the OTC Bulletin Board (OTCBB) under the symbol NSATF.

2.2 PRODUCTS

Microwave Products

Microwave components enable the transmission, reception and amplification of signals to and from satellites. The Company’s product portfolio of microwave components includes a comprehensive range of satellite receivers (LNBs), transmitters (BUCs), transceivers, solid-state power amplifiers (SSPAs) and other customized products.

Norsat International Inc.                      Management Discussion & Analysis

Norsat is a leader in its microwave products markets.  The Company has developed a reputation for quality, reliability and innovation through more than three decades of participation in the business.  Management believes that the Company has the largest market share of any of its competitors in this space.  The overall market tends to demonstrate steady but moderate annual growth in the 4 - 6% range.

Satellite Systems

Satellite Systems provide rapidly deployable broadband connectivity over satellite where traditional communication infrastructure is insufficient, unreliable, damaged or non-existent. The Company’s product portfolio of portable satellite systems includes the Norsat GLOBETrekkerTM, Rover and OmniLinkTM satellite systems.

The GLOBETrekkerTM is an intelligent, ultra-portable satellite system that enables users to establish a reliable broadband connection on short notice. It is designed to be carried in a backpack, is airline checkable, and fits in small vehicles. The GLOBETrekkerTM is ideal for users who are highly mobile. Examples of such users include special forces, first responders, business continuity managers, search and rescue personnel and journalists.

The Norsat Rover is a complete satellite terminal that fits into a single extended-mission backpack. The Norsat Rover offers a complete terminal that is capable of data transfer rates of approximately 1.0 Mbps and is still compact enough to fit into a single backpack.

The OmniLink™ product family also addresses the demanding needs of users seeking to establish broadband connectivity on a temporary basis but for longer periods of time. This product line is ideal for use by government and peacekeeping agencies, broadcasters, resource exploration companies, distance education institutions, financial institutions, and large corporations.

Norsat is an early entrant into the portable satellite systems market.  The Company believes its technology offers superior functionality, usability and portability compared to competitive offerings.  Several companies offer satellite systems that provide similar functionality, but they are generally larger than GLOBETrekkerTM or OmniLinkTM, and the Company believes they are therefore unsuitable for the markets the Company is targeting.  Because the ultra-portable category is still in early development stages, market share data is not readily available.

2.3 MARKETS AND TRENDS

Satellite-based communications employ satellites that are orbiting the earth to transmit and receive content. The Company’s equipment interoperates with satellites that orbit the earth at the same speed that the earth rotates. The satellite thus appears to be at the same point relative to the earth’s surface, thus giving the impression that the satellite is “stationary.”  These satellites are known as geostationary satellites, or satellites in geostationary orbit (orbiting approximately 22,300 miles above the earth).

While geostationary satellites are operated on a commercial basis and are fairly standard in their operation, some are owned and operated by militaries and may have unique characteristics. The Company’s equipment has been standardized so that it can operate on most satellites, without further customization.

The satellite industry is seeing a broad-based recovery across all sectors of the market including the commercial and military markets. Satellites are proving to be particularly attractive to user communities who are on the move and need to access greater bandwidth than that offered by most other wireless terrestrial technologies. The Company’s products operate primarily on widely deployed commercial Ku-band satellites.  However, some products operate on other commercial (C-band and Ka-band) and military (Ka-band and X-band) satellites as well.

Management believes that a number of industry trends are influencing demand for the Company’s products.  In general, satellite terminal users are continually looking for greater bandwidth, increased portability, and improved ease of use.  Specific trends include the following:

Norsat International Inc.                      Management Discussion & Analysis

➢

There is a growing expectation that organizations and individuals are always “connected” to some type of communications infrastructure, regardless of where they may be positioned geographically.  As companies are increasingly required to look beyond traditional locations to meet the world’s demand for natural resources, there has been a proliferation of remote sites far removed from existing infrastructure.  At the same time, demand for bandwidth is ever-expanding as users increasingly expect that video and audio files are capable of being transmitted, and that the transmissions will occur in real time.

➢

In the era of 24 hour news coverage, viewers have come to expect media to cover a breaking story nearly instantaneously, regardless of where it occurs around the world.  Media outlets need to be able to deploy quickly to meet this expectation.

➢

Major media are experiencing competition from alternative news sources that typically make content available over the internet.  Partly in response, governments and non-governmental organizations are increasingly producing their own content relating to events they deem significant, and making this available to third parties or directly to the public.

➢

The nature of modern military operations is such that mobility and rapid establishment of communication links in the field are considered vitally important.

➢

Major organizations are increasingly aware of, and planning for, the need to maintain business continuity in the event of natural or man-made disasters.  Their plans often include establishing communication capabilities that are not dependent on terrestrial infrastructure.

➢

A number of large scale disasters in recent years have instilled the importance of first responders being able to establish rapid communications links to coordinate recovery efforts.

➢

Experience with information technology and communication equipment in recent decades has conditioned users generally to expect such hardware to become smaller and more portable over time, while offering improved functionality.  Providers who are able to meet this expectation can realize competitive advantages.

➢

Applications of satellite technology are becoming ubiquitous.  From their traditional role in the broadcast and telecommunications fields, communications satellites have more recently been extended to such applications as broadband services, cellular and internet backhaul, location-based services and satellite imagery.  As a result, a broader base of users has a need for ground-based satellite equipment.

2.4 STRATEGY

Norsat’s primary value proposition is rooted in its longevity and reputation for quality. Customers with critical applications for which reliability of performance is absolutely essential tend to place significant value in the quality of Norsat’s products and after sales support infrastructure.   In addition, the Company has a track record of introducing innovative new products to the satellite industry.  These attributes will remain core elements of Norsat’s strategy, and in fact they form the foundation on which the Company intends to grow.

Norsat plans to continue to invest in research and development to maintain its status as “best in class.”  R&D efforts will be directed toward enhancing existing product lines and introducing new products.  The Company recently began to give key suppliers a broader mandate to perform R&D activities related to the elements of the products for which they are responsible.  This strategy serves to take better advantage of expertise in the Company’s supply chain, while reducing direct R&D costs.  Furthermore, it allows Norsat to focus its development resources on the most critical functions, including the overall setting of product direction.

The Company sells most of its microwave components and portable satellite systems, other than those bound for the US Government, through resellers. Almost all of the portable satellite systems sold to the US Government have been through the Company’s direct sales force with a few exceptions.  Over time, the Company intends to continue to grow its roster of active reseller partners as a means for expanding into new markets.  The Company’s long-term diversification objectives include entering new geographic markets, broadening its customer base, and expanding into new market verticals.

A key component of the Company’s growth strategy is to expand the breadth of solution it provides to each customer.  Currently, the vast majority of the Company’s revenues are a result of the hardware and systems it manufactures.  Management believes there are a number of opportunities to bundle ancillary services and

Norsat International Inc.                      Management Discussion & Analysis

third-party hardware components with the core products.  Customers would benefit from an “end-to-end solution provider” approach, and would be assured that all of the elements of its satellite communications solution are configured to work well together, and that Norsat would be able to provide comprehensive support.  The Company would benefit from stronger customer relationships, and the resulting increase in the average sale, and in the long-term, the development of a stable recurring revenue stream.  The Company also plans to pursue opportunities to cross-sell its newer product lines to its existing customer base.

3.0

2007 Annual Review

3.1 FISCAL 2007 OPERATIONAL HIGHLIGHTS

First Quarter	➢ Introduced Extended Ku-Band Transmitter ➢ Paid down $2 million convertible debt obligation
Second Quarter

➢

Awarded $1million in portable satellite system orders from the U.S. Army

➢

Won, as part of a consortium, a five-year, IDIQ contract under the U.S. General Services Administration SATCOMM-II program

➢

Launched a line of Low Noise Amplifiers

➢

Unveiled a Satellite News Gathering variant of GLOBETrekkerTM

➢

Released a Chinese language variant of Company’s portable satellite user interface, LinkControlTM

Third Quarter

➢

Received U.S. patent for Company’s GLOBETrekkerTM design

➢

Unveiled the Norsat Rover, a single backpack portable satellite terminal

➢

Launched the Rapid Application Development Environment variant of GlobeTrekker, an ultra-portable satellite terminal, which includes an environmentally-controlled baseband enclosure that is compatible with most commercial and specialized modems

Fourth Quarter

➢

Secured U.S. Department of Defense IDIQ Contract, and filled $0.5 million in associated task

➢

Launched the GlobeTrekker X-band

➢

Received European patent for its frequency selective surface waveguide filter design

➢

Established a representative sales office in Monte-Carlo, Monaco

3.2 FISCAL 2007 REVIEW

In Fiscal 2007, Norsat returned to profitability, representing a reversal in a pattern of losses that had persisted since 2005.  The key driving forces for the Company’s improved financial performance throughout the year were: the successful implementation of strategies aimed at expanding the breath of solutions, the addition and improvement of production lines, and cost restructuring.

Sales for 2007 totaled $17.6 million, 15% higher than the $15.3 million reported in 2006. Gross margins improved to 52%, up from 41% in 2006.  Operating expenses were $6.8 million, or 32% below the $10 million incurred in 2006, due in large part to the cost restructuring efforts initiated in September 2006.  Net after tax earnings were $1.5 million, compared to a net loss of $4.3 million in 2006.

Norsat International Inc.                      Management Discussion & Analysis

As at December 31, 2007, the Company had working capital totaling $4.8 million compared to $2.3 million as at December 31, 2006. The working capital increase of $2.5 million was primarily due to reductions in short term debt and accounts payable.*

The Company continues to believe that the long term prospects in the satellite industry remain strong, driven by the net-centric transformation of militaries, growth in homeland security spending and the emergence of non-traditional applications such as business continuity and content production by novice entities.

Key factors that Norsat expects will affect the Company’s revenue growth in the near-term remains the award timing of major military and certain other commercial projects. In addition the Company expects that competition will continue to intensify, as more companies focus on opportunities in the satellite terminal market. This increased intensity will likely put pressure on gross margins.

Having restructured the company’s management team, the management is very focused on implementing a business model which will serve to (i) add a recurring revenue stream by offering a range of services, (ii) broaden the Company’s portfolio of products and services, (iii) actively recruit and cultivate reseller channel partners, and (iv) diversify the base of customers to include non-defense customers.

* - The company uses working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes monitoring working capital items assists in assessing the efficiency of allocation of short term financial resource. Working Capital is calculated by subtracting current liabilities from current assets.

3.3

Selected Annual Financial Information

Annual Financial Data (Expressed in thousands of dollars, except per share amounts)
	Year Ended December 31
	2007	2006	2005
	$	$	$
Sales	17,581	15,256	18,116
Earnings(Loss) from operations before income taxes	1,522	(4,397)	(5,888)
Net earnings (loss)	1,522	(4,348)	(5,889)
Earnings (loss) per share from operations – basic and diluted	.03	(0.09)	(0.14)
Earnings (loss) per share, – basic and diluted	.03	(0.09)	(0.14)
Total Assets	9,445	9,821	10,524
Long-term debt	nil	nil	2,008

Norsat International Inc.                      Management Discussion & Analysis

3.4

Results of Operations

	Year ended December 31, (Audited)			Three months ended December 31, (Unaudited)
	2007	2006	2005	2007	2006	2005
Sales (in $000’s)	$	$	$	$	$	$
Microwave Products	9,794	8,995	10,052	2,110	2,297	3,330
Satellite Systems	7,787	6,261	8,064	2,582	3,127	1,392
Total	17,581	15,256	18,116	4,692	5,424	4,722
Gross Profit Margin	%	%	%	%	%	%
Microwave Products	48%	43%	45%	42%	53%	30%
Satellite Systems	58%	38%	44%	51%	44%	37%
Average gross margin	52%	41%	45%	47%	48%	32%

Year ended December 31, 2007 compared to Year ended December 31, 2006

Total sales for 2007 were $17.6 million, up from the $15.3 million earned in 2006.  Sales from Microwave Products were $9.8 million, up 9% from the $9.0 million in sales recorded in 2006.  Sales of Satellite systems were $7.8 million, up 24%, compared to $6.3 million last year. The improvement was primarily a result of Norsat’s increased penetration of the market and higher sales from the Company’s reseller channels. Norsat will continue to grow the reseller sales channel to improve market reach.

Due to the nature of the Company’s business, management expects sequential sales will be uneven.   Norsat has a relatively small base of customers who often place orders that represent a significant share of sales for a given quarter, and the timing of those orders is unpredictable.

The overall gross margin for 2007 was 52% compared to 41% in 2006.  The gross margin for Microwave Products was 48% compared to 43%. This increase was partially due to new product introductions at higher margins in 2007. The gross profit margin for the Satellite Systems increased to 58% in 2007 compared to 38% in 2006. Gross margins improved in 2007 as a result of increased sales of higher margin services and ancillary products. There was a conscious effort to become a total solutions provider for customers.

Three Months ended December 31, 2007 compared to Three months December 31, 2006

Total sales for three months ended December 31, 2007, was 4.7 million, compared to $5.4 million in 2006. Since most of Norsat’s sales are in US Dollars, the rapid strengthening of the Canadian Dollar against the US Dollar in the fourth quarter resulted in lower sales after conversion into Canadian Dollars. Sales of Microwave Products were $2.1 million for the three months ended December 31, 2007, compared to $2.3 million for the same period in 2006. Sales of Satellite Systems were $2.6 million compared to $3.1 million in the same period in 2006. The sales declines in both product lines were a function of a strong Canadian Dollar. With the decline in the US dollar relative to the Canadian dollar during the quarter, the company estimates that revenue was negatively impacted by a difference of $0.5 million over the three months compared to Q4 2006

The overall gross margin stayed fairly static at 47% compared to 48% in the same period in 2006. The gross profit margin for Microwave Products decreased to 42% from 53% due to product mix as customers this quarter purchased more quantities of lower end commodity items.

The gross profit margin for Satellite System improved to 51% from 44% for the same period in 2006. The fourth quarter of 2007 saw a number of turnkey solution sales which involve higher margin services.

Norsat International Inc.                      Management Discussion & Analysis

	Year ended Dec 31, (Audited)			Three months ended Dec 31, (Unaudited)
	2007	2006	2005	2007	2006	2005
Expenses (in $000’s)	$	$	$	$	$	$
Selling, general and administrative	5,680	7,743	9,622	1,598	1,510	2,358
Product development	790	1,768	2,276	106	205	626
Amortization	353	505	626	98	75	111
Total Expenses	6,823	10,016	12,524	1,802	1,790	3,095

Year ended December 31, 2007 compared to Year ended December 31, 2006

For the year ended December 31, 2007, total operating expenses decreased by 32% to $6.8 million from $10 million in 2006. Throughout the year, the Company’s management team, appointed by the Board of Directors in September 2006, continued to focus on meeting customers’ needs and developing strong partnerships with resellers in key markets, while maintaining tight cost controls.

Selling, general and administrative (SG&A) expenses decreased to $5.7 million in 2007 from $7.7 million in 2006.  This was mainly due to the success of the cost restructuring initiatives the Company implemented in the fourth quarter of 2006. The savings achieved included a $0.6 million decrease in rent expenses, a $0.8 million reduction in salaries and consulting fees and $0.6 million decrease from other administration expenses including insurance premiums, supplies and materials costs.

Product development expenses decreased to $0.8 million in 2007 from $1.8 million in 2006.  The reduction in product development expenses was a result of the Company’s strategy to offload development expenses to strategic suppliers and partners.  The Company continues to take responsibility for its core R&D activities, and plans to continue to lead the market with introductions of innovative new products.

Amortization expense in 2007 was $0.4 million, down from the $0.5 million for the year ended December 31, 2006.

Three Months ended December 31, 2007 compared to Three Months ended December 31, 2006

Selling, general and administrative expenses for the three months ended December 31, 2007, increased by $0.1 million to $1.6 million, as compared to $1.5 million for the same period in 2006.  This is primarily a result of rebuilding the company’s employee base after the restructuring process in the fourth quarter of 2006.  The increases were offset by savings realized from a reduction in consulting costs.

Production development expenses for the fourth quarter decreased $0.1 million, compared to the fourth quarter of 2006.  This change reflects the positive impact of the Company’s strategy to outsource non-core development activities to strategic suppliers and partners.

Amortization expenses for the period increased $0.02 million for the same period last year, as a result of amortization of the Company’s ERP system which began in May, 2007.

Norsat International Inc.                      Management Discussion & Analysis

Earnings (loss) (in $000’s except earning per share))	Year ended Dec 31, (Audited)			Three months ended Dec 31, (Unaudited)
	2007	2006	2005	2007	2006	2005
	$	$	$	$	$	$
Earnings (loss) from operations before other expenses and income taxes	2,342	(3,791)	(4,400)	399	814	(1,639)
Other expenses	820	607	1,488	172	333	445
Earnings (loss) from operations before income taxes	1,522	(4,397)	(5,888)	227	481	(2,084)
Net earnings (loss) per share from operations-basic	0.03	(0.09)	(0.14)	0.00	0.01	(0.05)
Net earnings (loss) per share from operations-diluted	0.03	(0.09)	(0.14)	0.00	0.01	(0.05)

Year ended December 31, 2007 compared to Year ended December 31, 2006

Earnings from operations before taxes and other expenses were $2.3 million in 2007, compared to a loss of $3.8 million in 2006. The improvement was mainly due to increased sales in both business segments, accompanied by reduced administrative costs such as rent, staff, and insurance premiums.

Other expenses for the year were $0.8 million compared to $0.6 million during 2006.  Although interest expense was reduced, the primary factor contributing to the year-over-year increase was a larger loss in foreign exchange compared to the same period last year, as a result of the strengthening Canadian dollar against the US dollar.

The combined effect of the above was net earnings of $1.5 million or $0.03 per share in 2007, compared to net loss of $4.4 million or ($0.09) per share in 2006.

Three Months ended December 31, 2007 compared to Three Months ended December 31, 2006

Earnings from operations before taxes and other expenses were $0.4 million for the three months ended December 31, 2007, compared to earnings of $0.8 million in the same period of 2006.

Other expenses for the three months ended December 31, 2007 were $0.2 million compared to $0.3 million during the same period of 2006.  The primary factors contributing to the decrease were lower foreign exchange losses in the fourth quarter of 2007.

The combined effect of the above was net earnings of $0.2 million or $0.00 per share for the three months ended December 31, 2007, compared to net earnings of $0.5 million or $0.01 per share for the three months ended December 31, 2006.

Norsat International Inc.                      Management Discussion & Analysis

3.5

Summary of Quarterly Results

Quarterly Financial Data (Unaudited) (Expressed in thousands of dollars, except earnings per share amounts)
	Three Months Ended
	Mar 31	Jun 30	Sep 30	Dec 31
2007	$	$	$	$
Sales	4,408	4,526	3,954	4,692
Earnings from operations before income taxes	541	580	175	227
Net earnings	541	578	175	227
Earnings per share from operations – basic and diluted	0.01	0.01	0.00	0.00
Earnings per share – basic and diluted	0.01	0.01	0.00	0.00
Weighted average common shares outstanding –	#	#	#	#
basic	50,628	50,558	50,584	50,599
diluted	53,855	55,371	55,769	55,806

2006	$	$	$	$
Sales	2,919	3,764	3,149	5,424
Earnings (loss) from continuing operations before income taxes	(1,782)	(1,068)	(2,030)	481
Net (loss) earnings	(1,782)	(1,068)	(2,030)	532
Earnings (loss) per share from continuing operations –	-	-	-	-
basic and diluted	(0.04)	(0.02)	(0.04)	$0.01
Earnings (loss) per share – basic and diluted	(0.04)	(0.02)	(0.04)	$0.01
Weighted average common shares outstanding –	#	#	#	#
basic and diluted	44,003	47,063	47,063	48,557

2005	$	$	$	$
Sales	2,519	6,155	4,721	4,721
Earnings (loss) from continuing operations before income taxes	(1,187)	(1,241)	(1,377)	(2,083)
Net (loss) earnings	(1,188)	(1,241)	(1,377)	(2,083)
Earnings (loss) per share from continuing operations –	-	-	-	-
basic and diluted	(0.03)	(0.03)	(0.03)	(0.05)
Earnings (loss) per share – basic and diluted	(0.03)	(0.03)	(0.03)	(0.05)
Weighted average common shares outstanding –	#	#	#	#
basic and diluted	42,052	42,052	42,259	42,646

3.6

Liquidity and Financial Condition

The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.

The Company has incurred recurring operating losses and has a deficit of $44,649,604 as at December 31, 2007. Consequently, there is significant uncertainty about its ability to continue as a going concern.

Norsat International Inc.                      Management Discussion & Analysis

Management has been able, thus far, to finance the operations through a series of equity and debt financings.

The Company’s principal cash requirements are for working capital, capital expenditures, and interest payments on the Company’s debt.

Norsat’s cash balance as at December 31, 2007 was $0.7 million, a decrease of $1.1 million from $1.8 million as at December 31, 2006. This decrease was a result of the $2.0 million debt payment in the second quarter of 2007. During the three months ended December 31, 2007, cash from operations totaled $0.5 million.

The Company’s working capital requirements are mainly for production materials, selling, operations and general administrative expenses.

As at December 31, 2007, the Company had working capital totaling $4.8 million, compared to $2.3 million as at December 31, 2006. Working capital increased by $2.5 million, mainly due to the reduction of convertible debt obligations which had been classified as current liabilities coupled with an increase in accounts receivable.*

Accounts receivable, which was $3.4 million as at December 31, 2007, increased $0.6 million as compared to $2.8 million as at December 31, 2006. This increase was a result of a large satellite contract delivered to the Irish Department of Defense at the end of December 2007.

Accounts payable and accrued liabilities were $2.8 million, a decrease of $0.7 million, compared to $3.5 million as at December 31, 2006, reflecting a shorter accounts payable cycle.

Inventory as at December 31, 2007 was $4.2 million, an increase of $0.7 million, compared to $3.5 million as at December 31, 2006.  The Company’s inventory level for Microwave Products is replenished on a just-in-time basis.  The inventory turns for Satellite Systems are regularly slower than microwave products due to a longer lead time for certain parts. In order to achieve improved efficiency in its inventory control and cash management, the Company continues to focus on reducing its satellite system inventory level, which had built up due to over purchasing in the previous year.

Shareholders’ equity increased to $5.7 million compared to $3.6 million at December 31, 2006 reflecting the result of profitability achieved in each quarter of 2007.

* - The company uses working capital changes as a supplemental financial measure in its evaluation of liquidity. Management believes monitoring working capital items assists in assessing the efficiency of allocation of short term financial resource. Working Capital is calculated by subtracting current liabilities from current assets.

3.7

Capital Resources

The Company’s capital resources as at December 31, 2007, included cash. Cash flows are funded primarily through operations and, where necessary, liquidity requirements may be funded through the use of a standby line of credit, issuance of debt, and/or equity.

On May 31, 2007 the Company acquired a US$500,000 unsecured operating line of credit with a financial institution that holds less than 10% of the Company’s shares. Interest on the line of credit is set at the rate of 8% per annum.  On December 31, 2007, the amount owing on the operating line of credit was US$500,000 (Cdn$495,650).

Norsat International Inc.                      Management Discussion & Analysis

3.8

Contractual Obligations

The following table presents the aggregate amount of future cash outflows for contractual obligations as of December 31, 2007 under various purchasing commitments and operating lease agreements for each of the next five years:

CONTRACTUAL OBLIGATIONS	2008	2009	2010	2011	2012
	$	$	$	$	$
Forward exchange contract	10,197
Inventory purchase obligation	2,578,761				
Operating lease obligations	540,406	474,542	473,677	427,109	
Total	3,129,364	474,542	473,677	427,109	

In the normal course of operations the Company enters into purchase commitments. Included in commitments are inventory and material purchase obligations of $2.6 million in 2008.

The Company believes most of its working capital can be funded through its operations. The Company may also pursue other financing facilities to fund its working capital and meet its obligations from time to time.

Due to constantly changing economic conditions, which may not be under the control of the Company, there can be no assurance that additional financing will be available when needed or, if available, that it can be obtained on commercially reasonable terms.

4.0

Outlook

The Company believes that overall demand is growing in both of its market segments.  The Satellite Systems segment is likely to offer more attractive growth rates for the foreseeable future, given that the markets the Company is targeting are relatively new or even untapped.   The Microwave Products segment is a more mature market, which still offers attractive returns for a leading participant like Norsat.

While results will fluctuate from quarter to quarter, Management believes that recent efforts to rationalize the cost structure will enable the Company to maintain and grow profitability over the long-term.  The Company plans to execute a balanced growth strategy which incorporates new product introductions, continued enhancement of existing product lines, diversification by region and by industry vertical, and a broadening of the solution provided to customers.

5.0

Off Balance Sheet Arrangements

Not applicable.

6.0

Transactions with Related Parties

On March 28, 2007 the Company received a bridge loan of Cdn$150,000 from an officer of the Company. The loan bore an annual interest rate of 8%, and expired on May 31, 2007. On May 31, 2007, the $150,000 loan was repaid in full.

Norsat International Inc.                      Management Discussion & Analysis

On April 24, and June 12, 2007 the Company received bridge loans of Cdn$250,000, and Cdn$200,000 respectively from the same officer of the Company. The loans bore an annual interest rate of 8%, and had 9 day terms with options to renew. The loans were full repaid on May 2, 2007 and June 20, 2007.

On November 14, the Company received short term loans for $450,000 from an officer of the Company.  The loan bore an annual interest rate of 8%, and expired on November 27, 2007. On November 27, the $450,000 loan was repaid in full through cash generated from operations.

7.0

Proposed Transactions

Not applicable.

8.0

Critical Accounting Estimates

The Company prepares its consolidated financial statements in accordance with Canadian generally accepted accounting principles, and makes estimates and assumptions that affect its reported amounts of assets, liabilities, revenue and expenses, and the related disclosures of contingent liabilities. The Company bases its estimates on historical experience and other assumptions that it believes are reasonable in the circumstances. Actual results may differ from these estimates.

Management has discussed the development and selection of the Company’s critical accounting estimates with the Audit Committee of the Company’s Board of Directors, and the Audit Committee has reviewed the following disclosures.

The following critical accounting policies reflect the Company’s more significant estimates and assumptions used in preparing its consolidated financial statements:

Allowance for Doubtful Accounts

➢

The Company maintains an allowance for doubtful accounts for estimated losses that may arise if any of its customers are unable to make required payments.  Management specifically analyzes the age of outstanding customer balances, historical bad debt experience, customer credit-worthiness and changes in customer payment terms when making estimates of collectability of the Company’s accounts receivable balance. If the Company determines that the financial condition of any of its customers has deteriorated, increases in the allowance may be made. At December 31, 2007, the Company has set aside an amount of $0.04 million (December 2006 - $0.2 million) for allowance of doubtful accounts as a reduction to accounts receivable.

Inventories

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The Company values its finished goods and work-in-process inventories at the lower of weighted average cost and net realizable value. Net realizable value reflects the current estimated net selling price or value in use of the item in inventory in a non-forced sale. The Company assesses the need for inventory write-downs based on its assessment of estimated net realizable value using assumptions about future demand and market conditions. When the results of these assumptions differ from the Company’s projections, an additional inventory write-down may be required. In addition, changes in the underlying factors used in the Company’s projections may necessitate additional write-downs in the future.  Market factors are generally outside of the Company’s control.  At December 31, 2007 the Company has recorded an estimate for obsolescence provision in the amount of $1.3 million (December 2006 - $1.9 million) as a reduction to inventory.

Revenue Recognition

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Revenues consist of sales of hardware, software, consulting, installation, training and post contract services.  These services are set forth separately in the contractual arrangements such that the total

Norsat International Inc.                      Management Discussion & Analysis

price of the customer arrangement is expected to vary as a result of the inclusion or exclusion of services.  For those contracts where the services are not essential to the functionality of any other element of the transaction, the Company determines vendor-specific objective evidence (“VSOE”) of fair value for these services based upon normal pricing and discounting practices for these services when sold separately.

The Company’s multiple-element sales arrangements include arrangements where software licenses and the associated post contract customer support (“PCS”) are sold together.  The company has established VSOE of the fair value of the undelivered PCS element based on the contracted price for renewal PCS included in the original multiple-element sales arrangement. The Company’s multiple-element sales arrangements generally include rights for the customer to renew PCS after the bundled term ends.  These rights are irrevocable to the customer’s benefit, are for specified prices, are consistent with the initial price in the original multiple-element sales arrangement, and the customer is not subject to any economic or other penalty for failure to renew.  Further, the renewal PCS options are for services comparable to the bundled PCS and cover similar terms.

PCS revenue associated with software licenses is recognized ratably over the term of the PCS period, which typically is one year.  PCS revenue includes different support levels that provide customers with access to telephone support for trouble-shooting, diagnosis and extends to on-site repair of products.

The Company recognizes revenue from the sales of hardware products upon the latter of transfer of title or upon shipment of the hardware product to the customer so long as persuasive evidence of an arrangement exists, delivery has occurred, the fee is fixed or determinable, and collectability is reasonably assured.

Stock Based Compensation

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Effective January 1, 2005, the Company adopted the new provision of the CICA Handbook Section 3870, “Stock-Based Compensation and Other Stock-Based Payments’, which requires companies to adopt the fair value based method for all stock-based awards.  In accordance with the provisions of this section, the Company has accounted for all director, officer and employee (“employee”) stock options granted, settled, or modified since September 1, 2002 using the fair value method.  The fair value method requires the Company to expense the fair value of the employee options granted and vested, or modified during the period.  The Black-Scholes Option Pricing Model was used to determine fair value.

Prior to the adoption of the new standard, no compensation expense was recognized when stock options were issued to employees at the market value of the shares at the date of the grant.  Consideration paid by employees on the purchase of shares under the employee share purchase plan and exercise of stock options was recorded as share capital.

Income Tax

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The Company follows the liability method of accounting for income taxes.  Under this method, future income tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective income tax bases.  The resulting changes in the net future income tax asset or liability are included in income.  Future income tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the year in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income when a change in tax rates is substantively enacted.  Future income tax assets are evaluated periodically and if realization is not considered “more likely than not” a valuation allowance is provided.

Norsat International Inc.                      Management Discussion & Analysis

9.0

Changes in Accounting Policies including Initial Adoption

Comprehensive Income

On January 1, 2007, the Company adopted CICA Handbook Section 1530, “Comprehensive Income”, which defines and establishes the reporting requirements for comprehensive income. Comprehensive income is the change in shareholders’ equity during a period from transactions and other events and circumstances from non-owner sources. Under this section, the Company is required to present comprehensive income and its components in a financial statement showing (a) net income for the period; (b) each component of revenue, expense, gain and loss that is recognized in other comprehensive income and (c) the total of (a) and (b).  As at the end of December 31, 2007, the Company has no other comprehensive income.

The Company has also adopted the Section 3251, “Equity”, Section 3855, “Financial Instruments – Recognition and Measurement”, Section 3861, “Financial Instrument – Disclosure and Presentation”, and Section 3865, “Hedges”.  The adoption of these accounting policy changes has not had a material impact on the Company’s financial positions as at December 31, 2007.

Financial Instruments

Under Section 3855, all financial instruments are classified into one of five categories:  held-for-trading, held-to-maturity investments, loans and receivables, available-for-sale financial assets or other financial liabilities.  All financial instruments are measured in the balance sheet either at fair value except for loans and receivables, held-to-maturity investments and other financial liabilities which are measured at amortized cost.

Subsequent measurement and changes in fair value will depend on their initial classification, as follows:  held-for-trading financial assets are measured at fair value and changes in fair value are recognized in net income.  Available-for-sale financial instruments are measured at fair value with changes in fair value recorded in other comprehensive income until the instrument is derecognized or compared.

The Company has classified its cash and short-term investments as held-for-trading.  Accounts receivable are classified as loans and receivables.  Operating line of credit, accounts payable, certain accrued liabilities, long-term debt and convertible debentures are classified as other liabilities, all of which are measured at amortized cost.

Section 3855 also provides guidance on accounting for transaction costs incurred upon the issuance of debt instruments or modification of a financial liability.  Transaction costs are now deducted from the financial liability and are amortized using the effective interest method over the expected life of the related liability.  The adoption of these new standards had no impact on the Company’s deficit position as at January 1, 2007.

Income Tax

The Company adopted the provisions of Financial Accounting Standards Board ("FASB") Interpretation No. 48, "Accounting for Uncertainty in Income Taxes - an interpretation of FASB Statement No. 109" ("FIN 48"), on January 1, 2007.  FIN 48 clarifies the accounting for uncertainty in income taxes recognized in an enterprise's financial statements in accordance with FASB Statement 109, "Accounting for Income Taxes", and prescribes a recognition threshold and measurement process for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return. FIN 48 also provides guidance on derecognition, classification, interest and penalties, accounting and interim periods, disclosure and transition.  The Company and its subsidiaries are subject to U.S. federal income tax, Canadian income tax, as well as income tax of multiple state and local jurisdictions.  Based on the Company's evaluation, the Company has concluded that there are no significant uncertain tax positions requiring recognition in the Company's financial statements.  The Company's evaluation was performed for the tax years ended December 31, 2003, 2004, 2005 and 2006, the tax years which remain subject to examination by major tax jurisdictions as of March 31, 2007. The Company may from time to time be

Norsat International Inc.                      Management Discussion & Analysis

assessed interest or penalties by major tax jurisdictions, although any such assessments historically have been minimal and immaterial to the Company's financial results.  In the event the Company has received an assessment for interest and/or penalties, it has been classified in the financial statements as selling, general and administrative expenses.

Recent Accounting Pronouncements

The Accounting Standards Board has issued the following recommendations:

(a)

CICA Handbook Section 1535 – “Capital Disclosures” (“Section 1535”) and Sections 3862 and 3863 – “Financial Instruments – Presentation” (“Sections 3862 and 3863”).  Section 1535 requires a company to disclose information that enables users of its financial statements to evaluate the Company’s objectives, policies and processes for managing capital, including disclosures of any externally imposed capital requirements and the consequences of non-compliance.  Sections 3862 and 3863 require an increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how a company manages these risks.

These new standards are applicable to fiscal years beginning on or after October 1, 2007.  The Company will adopt these new standards on January 1, 2008 and is currently evaluating the impact of its adoption on its consolidated financial statements.

(b)

CICA Handbook Section 3031 “Inventories”, which replaces Section 3030, of the same name.  The new section provides guidance on the basis and method of measurement of inventories and allows for reversal of previous write-downs.  The section also establishes new standards on disclosure of accounting policies used, carrying amounts, amounts recognized as an expense, write-downs and the amount of any reversal of any write-downs.

The new standard is applicable to fiscal years beginning on or after January 1, 2008.  The Company will adopt this standard January 1, 2008 and is currently evaluating the impact of its adoption on its consolidated financial statements.

(c)

The accounting Standards Board of the CICA announced that Canadian GAAP for publicly accountable enterprises will be replaced with International Financial Reporting Standards (IFRS) for fiscal years beginning on or after January 1, 2011.  Early conversion to IFRS for fiscal years beginning on or after January 1, 2009 will also be permitted.

Implementing IFRS will have an impact on accounting financial reporting and supporting IT systems and processes.  It may also have an impact on taxes, contractual commitments involving GAAP based clauses, long-term employee compensation plans and performance metrics.  Accordingly when the Company develops its IFRS plan, it will have to include measures to provide extensive training to key finance personnel to review contracts and agreements and to increase the level of awareness and knowledge amongst management, the Board of Directors and the Audit Committee.  Additional resources may be engaged to ensure the timely conversion to IFRS.

10.0

Financial Instruments and Other instruments

The Company’s financial instruments include cash, short-term investments, accounts receivables, accounts payable, accrued liabilities, short term loans.  The carrying value of cash, short-term investments, accounts receivables, accounts payable, and accrued liabilities is approximate to their fair values due to the short-term nature of these financial assets and liabilities.

The Company is exposed to foreign currency exchange risk as a result of its sales and cost of sales being predominately denominated in United States dollars.  To manage its exchange risk, the Company holds cash denominated in United States dollars and has entered into financing in United States dollars.

Norsat International Inc.                      Management Discussion & Analysis

On November 19, 2007, the Company entered into a forward contract to deliver EUR 487,036 at the rate of C$1.4227 = €1.  As at December 31, 2007 this contract was still outstanding and was marked to market at C$1.4436362 = €1.  As a result of this fair market valuation, an unrealized loss of $10,197 was recorded.

11.0 Outstanding Share Data

The following details the share capital structure as at Dec 31, 2007:

	Remaining life / Expiry date	Exercise price	Number of securities	Total
Common shares				50,646,026

Share purchase options
	2.83 years	$0.50 to $2.39	1,345,950
	3.76 years	$2.40 to $4.29	94,250
	3.76 years	$4.30 to $6.19	94,250	1,534,450

Warrants	April 8, 2009	CAD $1.09	1,206,811
	March 3, 2008	USD$0.475	3,065,232
	November 6, 2008	USD$0.45	1,250,000
	January 12, 2009	USD$0.48	527,484	6,049,527

12.0

Risks and Uncertainties

12.1 RISKS ASSOCIATED WITH FINANCIAL RESULTS

The Company’s inability to generate sufficient cash flows from its operations.   The Company’s consolidated financial statements have been prepared on a going concern basis, which presumes the realization of assets and the settlement of liabilities in the normal course of operations. The application of the going concern basis is dependent upon the Company having sufficient available cash resources and achieving profitable operations to generate sufficient cash flows to fund continued operations. Should the Company fail to generate sufficient cash flows from operations, it will require additional financing to remain a going concern.  At December 31, 2007, the Company has accumulated a deficit of $44,649,604. The Company started to generate net profit from its continued operations through the fourth quarter of 2006 to the fourth quarter of 2007. However, it cannot be used as an indication of the Company’s future performance.

In view of these conditions, the ability of the Company to continue as a going concern is dependent upon achieving profitable operations and on the ability of the Company to obtain additional financing. The outcome of these matters can not be predicted at this time. These financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company be unable to continue in business.

The Company’s inability to accurately forecast its results from quarter to quarter may affect its cash resources and result in wide fluctuations in the market price of the Company's stock. The operating results have varied on a quarterly basis in the past and may fluctuate significantly in the future as a result of a variety of factors, many of which are described below. Due to these and other factors, most of which are outside of the Company’s control, the quarterly revenues and operating results are difficult to forecast. As a result, the Company may not be able to accurately predict its necessary cash expenditures during each quarter or obtain financing in a timely manner to cover any shortfalls. The

Norsat International Inc.                      Management Discussion & Analysis

Company also believes that period-to-period comparisons of its operating results may not be meaningful and one should not rely on any such comparisons as an indication of its future performance.

12.2 RISKS ASSOCIATED WITH BUSINESS AND OPERATIONS

The Company’s exposure to business and operation risks includes but is not limited to the following:

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The Company cannot be sure it will be able to identify emerging technology and market trends, enhance the existing technologies or develop new technologies in order to effectively compete in the satellite communications industry.

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The Company has customer concentration.  A significant portion of the Company’s revenues have been recognized from a limited number of customers.  While the Company has been diversifying its customer base, the efforts to date may be insufficient to offset the effects of the quarterly variance of sales and delays associated with selling to the Government sector.

➢

The Company cannot be sure that it will be able to compete effectively with the current competitors.

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The Company has limited intellectual property protection.

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The Company may unknowingly infringe on other patents or intellectual properties, which could lead to royalty payments and/or incur legal liabilities.

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The Company depends on its key employees and it cannot be sure that it will be able to keep these employees or hire and train replacements.

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The Company sells products which may, in certain instances, be subject to export and/or re-export restrictions. The Company may also be subjected to penalties and fines should there be a breach in its processes. The Company has formed a committee to actively oversee compliance with all such export regulations.

➢

The Company buys components and products which may, in certain instances, be subject to contractual obligations to purchase minimum quantities during a given period, maintain resale records and abide by certain resale restrictions. Failure to fulfill any or all of these may negatively impact liquidity should the Company be forced to take ownership of any un-purchased units. It may also affect the Company’s ability to continue supplying products as originally specified and thus affect obligations to fulfill customers.

➢

The Company may be subject to product liability claims, which are not fully covered by insurance.

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The Company intends to expand its international operations. It thus faces a number of risks including tariffs and other trade barriers, political and economic instability in foreign markets and fluctuations in foreign currencies. Those external risks may not be under the Company’s control. While the additional resources are required for the expansion, the Company cannot be sure its success and a failure of such expansion would have reversed impact on the Company’s business.

Readers are advised to access Form 20F filed under www.sec.gov/edgar.html for the full contents of “Risks Associated with Business and Operations”.

12.3 RISKS ASSOCIATED WITH THE VALUE OF NORSAT SHARES

The exercise of the existing outstanding options, warrants and warrants to be issued may substantially dilute the value of the Company’s common shares. The Company has 75,000,000 shares of Common Stock authorized, of which 50,646,026 were outstanding at December 31, 2007 and an additional 7,583,977 common shares have been reserved for issuance upon the exercise of outstanding options, warrants and warrants to be issued as of such date. Although the Board of Directors has no present intention to do so, it has the authority, within parameters set by the Toronto Stock Exchange (the “TSX”), without action by the shareholders, to issue authorized and unissued shares of Common Stock. Any series of Preferred Stock, if and when established and issued, could also have rights superior to shares of the Company’s Common Stock, particularly in regard to voting, the payment of dividends and upon

Norsat International Inc.                      Management Discussion & Analysis

liquidation of Norsat. Convertible debt, if issued to raise additional working capital for the Company could also have dilutive effect on the shareholders.

12.4 RISKS ASSOCIATED WITH FOREIGN EXCHANGE

The Company is exposed to foreign exchange fluctuations in the U.S. dollar. A stronger Canadian dollar reduces U.S. dollar-denominated revenues and expenses. Net income is also reduced because a higher percentage of revenues than expenses are generated in U.S. dollars. Although majority of the Company’s sales are in U.S. dollars, it has a natural hedge in that it also purchases majority of its inventory in US dollars.  The Company engages in hedging transactions to mitigate foreign exchange risks for large sale transactions.

13.0

Disclosure Controls and Internal Controls over Financial Reporting

13.1 DISCLOSURE CONTROLS AND PROCEDURES

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported to senior management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”) on a timely basis so that appropriate decisions can be made regarding public disclosure.

An evaluation of the effectiveness of the design and operation of disclosure controls and procedures was conducted as of December 31, 2007, by and under the supervision of the CEO and CFO.  Based on this evaluation, the CEO and CFO have concluded that the disclosure controls and procedures, as defined in Canada by National Instrument 52-109, Certification of Disclosure in Issuers’ Annual and Interim Filings, and in the United States by Rule 13a-15(e) under the Securities Exchange Act of 1934 (“the Exchange Act”) are effective to ensure that (i) information required to be disclosed in reports that are filed or submitted under Canadian securities legislation and the Exchange Act is recorded, processed, summarized and reported within the time periods specified in those rules and forms; and (ii) material information relating to the Company is accumulated and communicated to the Company’s management, including the CEO and CFO, or persons performing similar functions.

13.2 INTERNAL CONTROLS OVER FINANCIAL REPORTING

Internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements in accordance with Canadian GAAP and the requirements of the Securities and Exchange Commission in the United States, as applicable.  Management is responsible for establishing and maintaining adequate internal controls over financial reporting for the Company.

The Company’s management, including the CEO and CFO, has evaluated the effectiveness of the internal controls over financial reporting.  Based on this evaluation, management has concluded that internal controls over financial reporting were designed effectively as of December  31, 2007.

As a result of this review it was determined that there were no changes in internal control over financial reporting that have materially affected, or are reasonably likely to materially affect, the internal controls over financial reporting.

While the Company’s CEO and CFO believe that the Company’s internal controls over financial reporting provide a reasonable level of assurance that they are effective, they do not expect that the Company’s disclosure controls and procedures or internal control over financial reporting will prevent all errors and fraud. A control system, no matter how well conceived or operated, can only provide reasonable, not absolute, assurance that the objectives of the control system are met.